

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

82-1561

SUPPL

Our Ref.: HASE/TL/HL/04587

2nd March, 2006

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.





06011749

Dear Sirs,

Re: Announcement – Press Enquiry (the "Announcement")

We enclose for your information a copy of the Announcement dated 1st March, 2006, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

dlw 3/20

South China Morning Post
Published on 2nd March, 2006



HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 0012)

ANNOUNCEMENT

The Board refers to a recent press report mentioning (among other things) that the Company was planning to launch a real estate investment trust.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Henderson Land Development Company Limited (the "Company") refers to a recent press report mentioning (among other things) that the Company was planning to launch a real estate investment trust.

The Board wishes to announce that the Company is exploring the possibility of selling certain properties of the Company and its subsidiaries to a unit trust proposed to be established. The possibility of applying for the authorisation of the unit trust as a real estate investment trust with units to be listed in Hong Kong is also being explored. The feasibility or otherwise of the proposals would depend on a number of factors, including regulatory requirements, commercial considerations and market factors. No final decision has been made by the Company regarding those proposals, and the choice of properties is not yet finalised. As at today, no formal application has been made to the relevant authorities for authorisation of the proposed unit trust or for listing of its units.

The Company understands that Shau Kee Financial Enterprises Limited (an investment holding company owned by a family trust of Dr. Lee Shau Kee, the Chairman of the Company) and some other parties related to Dr. Lee are also exploring the possibility of selling certain properties to the proposed unit trust.

Shareholders of the Company and other investors should note that the proposals relating to the proposed unit trust and listing of its units may or may not proceed. Shareholders of the Company and other investors should exercise caution when dealing in the securities of the Company.

Further announcements will be made if and when appropriate.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 1 March 2006.

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.